May 9, 2012

VIA EDGAR AND

FEDERAL EXPRESS

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Trunity Holdings, Inc. (the “Company”)
Current Report on Form 8-K
Filed January 31, 2012
File No. 0-53601

Dear Mr. Spirgel:

The following sets forth the comments made in your letter dated March 21, 2012, and the Company’s response to each of the comments in the order set forth in that letter. The Company will file an amended Form 8-K via EDGAR today.

Forward-Looking Statements, page 13

1.	We note your response to comment 9 in our letter dated February 23, 2012, and we reissue that comment. Because you are an issuer of penny-stock, the safe harbor in Section 21E of the Securities Exchange Act does not apply to you. Please revise to delete all mention of Section 21E.

The reference to Section 21E has been deleted.

Security Ownership of Certain Beneficial Owners and Management, page 17

2.	We note your response to comment 11 in our letter dated February 23, 2012. It is not clear where the changes to the disclosure were made in response to this comment. Furthermore, it appears from your response and from footnote 1 to the beneficial ownership table that Mr. Les Anderton should be listed as the beneficial owner of the shares pertaining to Aureus Investments. Please revise the table accordingly or clarify in your response to us why this change is not appropriate under the beneficial ownership rules. Also tell us in your response how you arrived at the number 7,247,683 in the third paragraph of this section.

Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

May 9, 2012

The language of the beneficial ownership table and “Certain Relationships and Related Transactions” has been revised to specify the shares beneficially owned by Debra Anderton, directly and through an LLC owned by her trust (as to which her husband Les Anderton disclaims beneficial ownership). The figure 7,247,683, now deleted, represented all shares beneficially owned by Debra Anderton or Les Anderton.

Certain Relationships and Related Transactions, and Director Independence

3.	We note your response to comment 14 in our letter dated February 23, 2012. Please revise to clarify what definition of independence has been used to determine the independence of your directors. Refer to Item 407(a)(1)(ii).

We have revised our disclosure to provide the requested definition.

Please note that the Amended Form 8-K filed today will also include Trunity, Inc.’s audited financial statements for the fiscal year ended December 31, 2011, as requested in item 1 of your letter dated February 23, 2012.

* * * *

The Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments.

 Should you have any additional questions or comments, please do not hesitate to contact me at (305) 530-4026. Thank you for your assistance.

Sincerely,

/s/ Robert B. Macaulay